Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
(in millions)

	Predecessor							Successor
	Celanese							Consolidated Parent Guarantor Pro Forma
	Year Ended December 31,					Six Months Ended June 30, 2003	Three Months Ended March 31, 2004	Three Months Ended June 30, 2004	Year Ended December 31, 2003	Three Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Earnings
Pre-tax income from continuing operations	$(648)	$185	$(419)	$184	$203	$260	$80	$(95)	$203	$(15)
Change in interest expense									(179)	(12)
Pro forma pre-tax income from continuing operations									24	(3)
Less:
(Income) loss from equity investees, net	(8)	(17)	(12)	(21)	(35)	(19)	(12)	(18)	(35)	(30)
Plus:
Income distributions from equity investments	8	12	19	61	23	17	15	5	23	20
Amortization of capitalized interest	8	9	9	10	14	6	2	2	14	4
Fixed charges	149	103	104	89	85	44	16	21	264	136
Total "earnings" as defined before fixed charges	$(491)	$292	$(299)	$323	$290	$308	$101	$(85)	$290	$127
Fixed charges
Interest expense	$114	$68	$72	$55	$49	$24	$6	$14	$228	$118
Capitalized interest	14	12	4	6	3	4	3	1	3	4
Estimated interest portion of rent expense (1)	21	23	28	28	33	16	7	7	33	14
Total fixed charges	$149	$103	$104	$89	$85	$44	$16	$21	$264	$136
Ratio of earnings to fixed charges (2)	—	2.8	—	3.6	3.4	7.0	6.2	—	1.1	—

(1)	The estimated interest portion of rental expense is based on the amount of rental expense including discontinued operations for 1999 and 2000 and excluding discontinued operations for subsequent periods.

(2)	Earnings were insufficient to cover fixed charges by $640 million for the year ended December 31, 1999, $403 million for the year ended December 31, 2001, $106 million for the three months ended June 30, 2004 and $9 million for the pro forma six months ended June 30, 2004.